SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: Feb 25, 2015
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

1. Title	Resolution by the Board of Directors for the approval of small-scale merger with KT Media Hub

2. Contents	KT’s small-scale merger with KT Media hub has been approved by the Board of Directors meeting in lieu of the general shareholders’ meeting, since the number of shares owned by dissenters on the merger was less than 20/100 of KT’s total issued shares.
A. Method of Merger • KT Corporation (the Surviving company) to merge KT media hub Corporation in the form of a small-scale merger
B. Purpose of Merger • To enhance shareholders’ value by increasing management efficiency and promoting synergy effect among KT’s existing businesses

C. Merger Ratio

•   KT Corporation : KT media hub Corporation = 1.0000000 : 0.0000000

•   KT Corporation (the Surviving Company) will not issue any new stocks, thus the merger ratio is calculated 1:0, as KT Corporation owns 100% shares of KT media hub Corporation

D. Date of Merger • 2015/03/31
E. Remarks • The number of shares owned by dissenters on the merger : 1,556,085 (0.60% of KT’s total issued shares)

3. Additional Information	A. Date of Resolution by the Board of Directors for the approval of the merger • 2015/02/24
B. Duration of notification of dissent from the merger by shareholders • 2015/02/09 ~ 2014/02/23
C. Relevant disclosure • 2015/01/07 : 6-K (Decision to merge)